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                                                           Exhibit 99.01

                                                           COMPANY'S FORM 8-K
                                                           March 1, 1994
                                                           Pages 2 and 3


    In a case entitled The Travelers Insurance Company et al. v. Richard John Ratcliffe Keeling et al., filed in New York Supreme Court in June 1991, old Travelers seeks to enforce reinsurance contracts with certain underwriters at Lloyd's of London with respect to recoveries for certain asbestos claims. In January 1994, the Court stayed litigation of this matter in favor of arbitration. The issues before the arbitration panel include the underwriters' breach of contract and anticipated breach of their agreement with the Company on asbestos-related reinsurance claims.

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                                                            COMPANY'S FORM 10K
                                                            DECEMBER 31, 1996
                                                            PAGE 84

For information concerning a case filed by certain subsidiaries of the Company involving certain reinsurance contracts with Lloyd's, see the description that appears in the paragraph that begins on page 2 and ends on page 3 of the Company's Current Report on Form 8-K dated March 1, 1994, which description is incorporated by reference herein. A copy of the pertinent paragraph of such filing is included as an exhibit to this Form 10-K. Hearings before the American Arbitration Association began in the second half of 1996 and are expected to continue into the second quarter of 1997.